VERSES AI INC.

205 - 810 Quayside Drive

New Westminster, British Columbia

Canada V3M 6B9

September 27, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Corey Jennings

Re:	Verses AI Inc.
Registration Statement on Form 40-F
File No. 000-56692

Ladies and Gentlemen:

Verses AI Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2024 and has not yet been declared effective by the Commission.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please feel free to contact Andrew Bond at Sheppard Mullin, counsel to the Company, at 310-228-6155 with any questions.

Very truly yours,

VERSES AI INC.

By:	/s/ Gabriel René
Name:	Gabriel René
Title:	Chief Executive Officer